August 24, 2018

Milton C. Ault, III
Chief Executive Officer
DPW Holdings, Inc.
20 Shipyard Way
Newport Beach, CA 92663

       Re: DPW Holdings, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed July 30, 2018
           File No. 001-12711

Dear Mr. Ault:

      We have limited our review of your filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

PRE14A filed July 30, 2018

Election of Directors, page 8

1. Please ensure that you balance your disclosure regarding Messrs. Ault and Horne. For example, it appears that some of the companies mentioned on page 9 have not made required periodic filings for some time.

Proposal No. 3, page 17

2. Please reconcile the disclosure on page 17 that you are asking for approval of the chief executive officer's employment agreement with the disclosure elsewhere in your filing, such as on pages 1, 3 and 5, that you are asking for approval of the grant of shares of common stock and the grant of options to purchase shares of your common stock to the
 Milton C. Ault, III
DPW Holdings, Inc.
August 24, 2018
Page 2
      chief executive officer. Also, reconcile the disclosure on page 19 that you are asking for approval of the chief financial officer's employment agreement with the disclosure elsewhere in your filing that you are asking for approval of the grant of shares of common stock and the grant of options to purchase shares of your common stock to the chief financial officer
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Thomas Jones at 202-551-3602 or Amanda Ravitz, Assistant Director, at 202-551-3412 with any questions.



                                                           Sincerely,
FirstName LastNameMilton C. Ault, III
                                                           Division of
Corporation Finance
Comapany NameDPW Holdings, Inc.
                                                           Office of
Electronics and Machinery
August 24, 2018 Page 2
cc:       Marc J. Ross
FirstName LastName